Exhibits. Item 77 CO



RAP

A special meeting of the sole initial shareholder of RMR
Asia Pacific Real Estate Fund (the "Fund") was held on
March 26, 2009 to consider: (1) the investment advisory agreement between the Fund and RMR Advisors, Inc. (2) the investment sub-advisory agreement among the Fund, RMR Advisors and MacarthurCook Investment Managers
Limited ("MacarthurCook"), (3) the election of Arthur G. Komantzelis and Barry M. Portnoy to serve as
Class III Trustees of the Fund until 2010, John L. Harrington to serve as Class I Trustee of the Fund until 2011 and Jeffrey P. Somers and Adam D. Portnoy to serve as Class II trustees of the Fund until 2012, and the ratification of all actions taken by such Trustees prior to March 26, 2009, (4) the ratification of the selection of Ernst & Young LLP as the Fund's independent public accounting firm for the Fund's 2009 fiscal year, (5) the approval of the Fund's Agreement and Plan of Reorganization and related reorganization with each of Old RMR Asia Pacific Real Estate Fund and RMR Asia Real Estate Fund, and (6) the issuance of Fund common shares in connection with the reorganizations. The Fund's sole initial shareholder voted "For" each proposal, including the election of each individual Trustee nominee.